SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ADECOAGRO S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L00849106
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L00849106	13G/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Ospraie Equity Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 152,121
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 152,121
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L00849106	13G/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Ospraie Special Opportunities Master Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,145,614
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,145,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.53%
12	TYPE OF REPORTING PERSON OO

CUSIP No. L00849106	13G/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,145,614
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,145,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.53%
12	TYPE OF REPORTING PERSON IA

CUSIP No. L00849106	13G/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Ospraie Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,145,614
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,145,614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,145,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.53%
12	TYPE OF REPORTING PERSON PN

CUSIP No. L00849106	13G/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 9,297,735
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 9,297,735
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,297,735
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.65%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L00849106	13G/A	Page 7 of 12 Pages

This Amendment No. 6 amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2011, Amendment No. 1 filed with the SEC on February 14, 2012, Amendment No. 2 filed with the SEC on February 14, 2013, Amendment No. 3 filed with the SEC on February 14, 2014, Amendment No. 4 filed with the SEC on February 17, 2015, and Amendment No. 5 filed with the SEC on February 16, 2016 (collectively, together with this Amendment No. 6, the "Schedule 13G"). The Reporting Persons are filing this Amendment No. 6 pursuant to Rule 13d-1(d) as they have determined that the Schedule 13G would properly be filed under such Rule.

Item 1(a).	NAME OF ISSUER

Adecoagro S.A. (the “Company”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

13-15 Avenue de la Liberte L-1931 Luxembourg R.C.S. Luxembourg B 153 681

Item 2(a).	NAME OF PERSON FILING

(i)	Ospraie Equity Master Fund L.P. (“Equity Master”), with respect to the Common Shares, par value $1.50 per share (the “Common Shares”) held by it; Ospraie (Cayman) GP E Ltd. (“Equity GP”), serves as the general partner of Equity Master; Ospraie Group II, LLC (“Group II”) serves as the managing member of Equity GP; and Ospraie Holding II, LLC (“Holding II”) serves as the managing member of Group II;

(ii)	Ospraie Special Opportunities Master Holdings Ltd. (“Master Holdings”), with respect to the Common Shares held by it;

(iii)	Ospraie Management, LLC (“Investment Manager”), which serves as the managing member of Advisors LLC (as defined below), with respect to the Common Shares directly held by Master Holdings; Ospraie Holding I, L.P. (“Ospraie Holding”) serves as the managing member of Investment Manager; and Ospraie Management, Inc. (“Ospraie Management”) serves as the general partner of Ospraie Holding;

(iv)	Ospraie Advisors, L.P. (“Advisors LP”), which serves as the investment manager to Master Holdings with respect to the Common Shares directly held by Master Holdings; and Ospraie Advisors, LLC (“Advisors LLC”) serves as the general partner to Advisors LP; and.

(v)	Dwight Anderson (“Mr. Anderson”), the president and sole shareholder of Ospraie Management, with respect to the Common Shares directly held by Master Holdings and as managing member of Holding II, with respect to the Common Shares directly held by Equity Master.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. L00849106	13G/A	Page 8 of 12 Pages

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

All Reporting Persons and associated investment advisors referenced herein are located at: 437 Madison Avenue, 28th Floor New York, NY 10022, U.S.A.

Item 2(c).	CITIZENSHIP

Equity Master is a Cayman Islands exempted limited partnership.

Master Holdings is a Cayman Islands exempted company.

Investment Manager is a Delaware limited liability company.

Advisors LP is a Delaware limited partnership.

Mr. Anderson is a citizen of The United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares, par value $1.50 per share

Item 2(e).	CUSIP NUMBER

L00849106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. L00849106	13G/A	Page 9 of 12 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 121,487,842 Common Shares outstanding, as reported in the Company’s Condensed Consolidated Interim Financial Statements as of September 30, 2016 filed on November 14, 2016.

(a) Amount Beneficially Owned	See Item 9 of cover pages.

(b) Percent of Class	See Item 11 of cover pages.

(c) Number of shares as to which the person has	See Items 5-8 of cover pages.

(i)    sole power to vote or to direct the vote

(ii)   shared power to vote or to direct the vote

(iii)  sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. L00849106	13G/A	Page 10 of 12 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each of the Reporting Persons certify that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. L00849106	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2017

OSPRAIE MANAGEMENT, LLC
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management, Inc., its General Partner

By:	/s/ Jason Mraz
Jason Mraz
Authorized Signatory

OSPRAIE ADVISORS, L.P.
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Jason Mraz
Jason Mraz
Authorized Signatory

OSPRAIE EQUITY MASTER FUND L.P.
By:	Ospraie (Cayman) GP E Ltd., its General Partner
By:	Ospraie Group II, LLC, its Managing Member
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Jason Mraz
Jason Mraz
Authorized Signatory

OSPRAIE SPECIAL OPPORTUNITIES MASTER HOLDINGS LTD.
By:	Ospraie Advisors L.P., its Investment Manager
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Jason Mraz
Jason Mraz
Authorized Signatory

CUSIP No. L00849106	13G/A	Page 12 of 12 Pages

DWIGHT ANDERSON

By:	/s/ Dwight Anderson
Dwight Anderson